

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2011

Via E-mail
Joseph Pandolifino
Chief Executive Officer
22nd Century Group, Inc.
8201 Main Street, Suite 6
Williamsville, NY 14221

> **Re:** **22nd Century Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 8, 2011**
> **File No. 333-173420**

Dear Mr. Pandolifino:

We have reviewed your responses to the comments in our letter dated August 3, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Business, page 36

Products, page 41

X-22 Smoking Cessation Aid, page 41

1. Please provide the basis of your belief that X-22 provides greater relief from withdrawal symptoms than all FDA-approved nicotine lozenges and that it reduces cravings more than all FDA-approved prescription nicotine inhalers, or please advise. Alternatively, please remove this bullet point.

Liquidity and Capital Resources, page 61

2. Please include a discussion of your demand bank loan as discussed in Note 4 on page F-27 and convertible note dated March 31, 2011, note dated date March 30, 2011, and note dated January 25, 2011 as discussed in Note 6 beginning on page F-29.

Exhibits and Financial Statement Schedules, page II-3

3. Please file your worldwide exclusive license agreements with NCSU and NRC as exhibits to your next amendment.

Other

4. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Patrick G. Quick
        Foley & Lardner LLP